November 26, 2013

To: **Trustees of Amana Mutual Funds Trust and Saturna Investment Trust**

Re: **Proposed Fidelity Bond and D&O/E&O Annual Premium Allocations**

From: **Saturna Capital**

Annually at the December meeting the Trustees must review and vote to continue the Rule 17g-1 joint fidelity bond coverage. This memorandum discusses the ICI Mutual quote and proposed premium allocation amongst the insured parties.

As requested, the D&O/E&O limit was quoted at the existing $3 million with a deductible of $300,000. This year's quote of $100,000 is less than last year's $102,000 and is a continuation of a downward trend.

The allocation for the D&O/E&O policy is shown in Table 1 below. The table applies an approximate percentage discount to quoted premiums for individual policies of appropriate size for each entity. The individually quoted policy sizes are $3 million for Amana, and $1 million each for Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company.

The parties have historically allocated the fidelity bond premium according to the proportion of each insured's required coverage to the total bond. The 17g-1 AUM coverage requirements for Amana of $4 Billion, Saturna Investment Trust of $500 Million, and the related premium allocation is shown in Table 2 below.

The fidelity bond's coverage requirement has declined slightly to $3,500,000 from last year's $3,525,000. The total premium quoted is now $19,000, down from initially quoted $22,000[1], and from last year's $23,460. The quote for the total fidelity bond coverage of $3,500,000 is $600 less than the total of the individual quotes for the parties at their minimum coverage levels. Although Amana was quoted at $1,040 less for an individual policy at its minimum coverage requirement of $2.3 million, the benefit of participating at the higher coverage of $3,500,000 appears to justify the additional allocated premium.

Attached are letters from ICI Mutual discussing the individual D&O/E&O policy quote and confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased a separate policy at the total coverage.

Table 1. D&O/E&O Policy Premium Allocation at $3,000,000

Insured	Individual Quote Coverage	Individual Quote	Joint Policy Discount (~19%)	Policy Premium
Amana Mutual Funds Trust	$3,000,000	$70,000	$13,548	$56,452
Saturna Investment Trust	$1,000,000	$22,500	$4,355	$18,145
Saturna Capital	$1,000,000	$31,500	$6,097	$25,403
		$124,000	$24,000	$100,000

Table 2. Fidelity Bond Premium Allocation at a Bond Limit of $3,500,000

Insured	Minimum Coverage Requirement	Percentage of Total Bond	Allocated Bond Premium[2]	Individual Quote at Min. Req.	Individual Quote at $3,500,000
Amana Mutual Funds Trust	$2,300,000	66%	$12,540	$11,500	$17,000
Saturna Investment Trust	$750,000	21%	$3,990	$4,100	$16,000
Saturna Capital	$250,000	7%	$1,330	$2,100	$15,500
Saturna Brokerage	$200,000	6%	$1,140	$1,900	$15,000
	$3,500,000	100%	$19,000	$19,600	$63,500

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[1] Subsequent to its preliminary indication, ICI Mutual re-evaluated its pricing and provided the revised quote

[2] Total due will differ from amount shown as premiums do not include offsets from ICI Mutual dividends